Filed pursuant to Rule 424(b)(3)
File No. 333-263434

TEUCRIUM CORN FUND

PROSPECTUS SUPPLEMENT dated October 1, 2022
(To Prospectus dated April 7, 2022, as supplemented September 13, 2022, and May 20, 2022)

This supplement to the prospectus (“Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated April 7, 2022 relates to shares issued by the Teucrium Corn Fund (the “Fund”), a series of the Trust (the “Fund Shares”). The Fund Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263434. This supplement should be read in its entirety and kept together with your Prospectus for future reference.

NET EXPENSE RATIO REDUCTION DUE TO INTEREST AND OTHER INCOME EARNED

The Fund seeks to earn interest and other income in high credit quality, short-duration instruments or deposits associated with the pool’s cash management strategy that may be used to offset expenses. Effective October 1, 2022, the Teucrium Corn Fund has updated the inputs used to calculate the pool’s break-even point due to increases in prevailing interest rates which are expected to increase the interest and other income earned by the Fund on such instruments and deposits. Management estimates that the blended interest rate will be 2.00% based on the current interest rate environment and outlook as of September 30, 2022. The actual rate may vary based on volatility and market or political conditions and not all assets of the Fund will earn interest.

Assuming a selling price of $24.27 per share (the calculated NAV per Share using 365-day average net assets and 365-day average shares outstanding as of July 31, 2022), a hypothetical investment in shares would have to generate a $0.06 or 0.25% return over the next 12 months. This represents a decrease from $0.28 or 1.14% as of October 1, 2022. Investors should note that, because the CORN’s NAV changes on a daily basis, the breakeven amount on any given day could be higher or lower than the amount reflected here.

The section titled “PROSPECTUS SUMMARY – Breakeven Point” is deleted in its entirety and replaced with the following:

The amount of trading income required for the redemption value of a Share at the end of one year to equal the selling price of the Share, assuming a selling price of $24.27 (the calculated NAV per Share using 365-day average net assets and 365-day average shares outstanding as of July 31, 2022), is $0.06 or 0.25% of the selling price. For more information, see “Breakeven Analysis” below.

The section titled “PROSPECTUS SUMMARY – Breakeven Analysis” is deleted in its entirety and replaced with the following:

The breakeven analysis set forth below is a hypothetical illustration of the approximate dollar returns and percentage returns for the redemption value of a single share to equal the amount invested twelve months after the investment is made. For purposes of this breakeven analysis, an initial selling price of $24.27 per share, which equals the calculated NAV per Share using 365-day average net assets and 365-day average shares outstanding as of July 31, 2022, is assumed. The breakeven analysis is an approximation only and assumes a constant month-end Net Asset Value. In order for a hypothetical investment in shares to breakeven over the next 12 months, assuming a selling price of $24.27 per share, the investment would have to generate a $0.06 or 0.25% return.

Per Share

Assumed initial selling price per share (1)	$24.27
Management Fee (1.00%) (2)	$0.24
Estimated Brokerage Commissions (3)	$0.03
Other Fund Fees and Expenses (4) (5)	$0.28
Interest and Other Income (2.00%) (6)	$(0.49)
Amount of trading income (loss) required for the redemption value at the end of one year to equal the selling price of the share	$0.06
Percentage of initial selling price per share (7)	0.25%

(1) In order to show how a hypothetical investment in shares would break even over the next 12 months, this breakeven analysis uses an assumed initial selling price of $24.27 per share, which is a calculated NAV per share of CORN using 365-day average net assets and 365-day average shares outstanding as of July 31, 2022. Investors should note that, because CORN’S NAV changes on a daily basis, the breakeven amount on any given day could be higher or lower than the amount reflected here.

(2) The Fund is obligated to pay the Sponsor a management fee at the annual rate of 1.00% of the Fund’s average daily net assets, payable monthly. The Sponsor can elect to waive the payment of the fee in any amount at its sole discretion, at any time and from time to time, in order to reduce the Fund’s expenses or for any other purpose.

(3) Reflects estimated brokerage commissions and fees for Corn Futures Contract purchase or sale and reflected on a per trade basis. The estimated fee is based on the actual brokerage commissions and trading fees paid for the year ending August 31, 2022.

(4) In connection with orders to create or redeem baskets, Authorized Purchasers will pay a transaction fee in the amount of $300 per order. Because these transaction fees are de minimis in amount, are paid to the Fund’s custodian, U.S. Bank, N.A. (the “Custodian”) and charged on a transaction-by-transaction basis (and not on a Basket by Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table. See “Creation and Redemption Transaction Fees,” page 40.

(5) Other Fund Fees and Expenses are an estimate based on an allocation to the Fund of the total estimated expenses anticipated to be incurred by the Trust on behalf of the Fund, net of any expenses or management fee waived by the Sponsor, and include: Professional fees (primarily legal, auditing and tax-preparation related costs); Custodian and Administrator fees and expenses, Distribution and Marketing fees (primarily fees paid to the Distributor, costs related to regulatory compliance activities and other costs related to the trading activities of the Fund); Business Permits and Licenses; General and Administrative expenses (primarily insurance and printing), and Other Expenses. The expenses presented are based on estimated expenses for the current fiscal year, and do not represent the maximum amounts payable under the contracts with third-party service providers, as discussed below in the section of this disclosure document entitled “Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers.” The cost of these fixed or estimated fees has been calculated assuming that the Fund has $181 million in assets, which is the 365-day average net assets as of July 31, 2022. The Sponsor can elect to pay (or waive reimbursement for) certain fees or expenses that would generally be paid by the Fund, although it has no contractual obligation to do so. Any election to pay or waive reimbursement for fees and expenses that would generally be paid by the Fund can be changed at the discretion of the Sponsor.

(6) The Fund seeks to earn interest and other income in high credit quality, short-duration instruments or deposits associated with the pool’s cash management strategy that may be used to offset expenses. These investments may include, but are not limited to, short-term Treasury Securities, demand deposits, money market funds and investments in commercial paper. Management estimates that the blended interest rate will be 2.00% based on the current interest rate environment and outlook as of September 30, 2022. The actual rate may vary and not all assets of the Fund will earn interest.

(7) This represents the estimated approximate percentage for the redemption value of a hypothetical initial investment in a single share to equal the amount invested twelve months after the investment was made. The estimated approximate percentage of selling price is 0.25% or $0.06 per share, based on the 365-day average Fund assets, net asset value per share and 365-day average shares outstanding as of July 31, 2022. The fees waived by the Sponsor is an estimate, can be applied to any expense related to the Fund, and may be applied and/or terminated at any time at the discretion of the Sponsor.

The first paragraph of the section titled “PROSPECTUS SUMMARY – The Offering – Fund Expenses” is deleted in its entirety and replaced with the following:

The Fund pays the Sponsor a management fee at an annual rate of 1.00% of the Fund’s average daily net assets. The Fund is also responsible for other ongoing fees, costs and expenses of its operations, including (i) brokerage and other fees and commissions incurred in connection with the trading activities of the Fund; (ii) expenses incurred in connection with registering additional Shares of the Fund or offering Shares of the Fund; (iii) the routine expenses associated with the preparation and, if required, the printing and mailing of monthly, quarterly, annual and other reports required by applicable U.S. federal and state regulatory authorities, Trust meetings and preparing, printing and mailing proxy statements to Shareholders; (iv) the payment of any distributions related to redemption of Shares; (v) payment for routine services of the Trustee, legal counsel and independent accountants; (vi) payment for routine accounting, bookkeeping, custody and transfer agency services, whether performed by an outside service provider or by Affiliates of the Sponsor; (vii) postage and insurance; (viii) costs and expenses associated with investor relations and services; (ix) costs of preparation of all federal, state, local and foreign tax returns and any taxes payable on the income, assets or operations of the Fund; (x) payment for marketing services; and (xi) extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto). The estimated amount of fees and expenses that are anticipated to be incurred in a single Share during the first twelve (12) months of ownership is $0.06 or 0.25% of the selling price. The total estimated fees and expenses are expressed as a percentage of the calculated 365-day average net asset value as of July 31, 2022. These fees and expenses are net of any expenses or management fees waived by the Sponsor. The Sponsor may, in its discretion, pay or reimburse the Fund for, or waive a portion of its management fee to offset, expenses that would otherwise be borne by the Fund.

The section titled “WHAT ARE THE RISK FACTORS INVOLVED WITH AN INVESTMENT IN THE FUND? – The Fund’s Operating Risks – There is a risk that the Fund will not earn gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit.” is deleted in its entirety and replaced with the following:

There is a risk that the Fund will not have sufficient total net assets to compensate for the fees and expenses that it must pay and as such the expense ratio of the Fund may be higher than that filed in this document.

The Fund pays management fees at an annual rate of 1.00% of its average net assets, brokerage commissions and various other expenses from its ongoing operations (e.g., fees of the Administrator, Trustee and Distributor), resulting in a total estimated gross expense ratio net of interest of approximately 0.45% or $0.11 of net assets. These fees and expenses must be paid in all events, regardless of the Fund’s total net assets.

The section titled “THE OFFERING – The Fund’s Services Providers – Other Non-Contractual Payments by the Fund” is deleted in its entirety and replaced with the following:

The Fund pays for all brokerage fees, taxes and other expenses, including licensing fees for the use of intellectual property, registration or other fees paid to the SEC, FINRA, or any other regulatory agency in connection with the offer and sale of subsequent Shares after its initial registration and all legal, accounting, printing and other expenses associated therewith. The Fund also pays its portion of the fees and expenses for services directly attributable to the Fund such as accounting, financial reporting, regulatory compliance and trading activities, which the Sponsor elected not to outsource. Certain aggregate expenses common to all Teucrium Funds within the Trust are allocated by the Sponsor to the respective funds based on activity drivers deemed most appropriate by the Sponsor for such expenses, including but not limited to relative assets under management and creation order activity. These aggregate common expenses include, but are not limited to, legal, auditing, accounting and financial reporting, tax-preparation, regulatory compliance, trading activities, and insurance costs, as well as fees paid to the Distributor. A portion of these aggregate common expenses are related to the Sponsor or related parties of principals of the Sponsor; these are necessary services to the Teucrium Funds, which are primarily the cost of performing certain accounting and financial reporting, regulatory compliance, and trading activities that are directly attributable to the Fund and are included, primarily, in distribution and marketing fees.

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Recognized Related Party Transactions	$1,095,188	$1,089,985	$858,901
Waived Related Party Transactions	$535,622	$493,231	$14,500

The Sponsor can elect to pay (or waive reimbursement for) certain fees or expenses that would generally be paid for by the Fund, although it has no contractual obligation to do so. Any election to pay or waive reimbursement for fees that would generally be paid by the Fund, can be changed at the discretion of the Sponsor. All asset-based fees and expenses are calculated on the prior day's net assets.

The contractual and non-contractual fees and expenses paid by the Fund as described above (exclusive of the Sponsor’s management fee and estimated brokerage fees) are as follows, net of any expenses waived by the Sponsor. These are also the “Other Fund Fees and Expenses” included in the section entitled “Breakeven Analysis” in this prospectus on page 6.

Per Share
Professional Fees 1	$0.05
Distribution and Marketing Fees 2	0.21
Custodian Fees and Expenses 3	0.01
General and Administrative Fees 4	0.01
Business Permits and Licenses	-
Other Expenses	-
Total Other Fund Fees and Expenses	$0.28

(1) Professional fees consist of primarily, but not entirely, legal, auditing and tax-preparation related costs.
(2) Distribution and marketing fees consist of primarily, but not entirely, fees paid to the Distributor (Foreside Fund Services, LLC), costs related to regulatory compliance activities, costs related to marketing and solicitation services, and other costs related to the trading activities of the Fund.
(3) Custodian and Administrator fees consist of fees to the Administrator and the Custodian for accounting, transfer agent and custodian activities.
(4) General and Administrative fees consist of primarily, but not entirely, insurance and printing costs.

Asset-based fees are calculated on a daily basis (accrued at 1/365 of the applicable percentage of NAV on that day) and paid on a monthly basis. NAV is calculated by taking the current market value of the Fund’s total assets and subtracting any liabilities.